CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Tide Petroleum Corporation:

We consent to the inclusion in the foregoing Registration Statement on Form S-1/A Amendment No.1 of our report dated August 25, 2014 relating to our audit of the balance sheet of Tide Petroleum Corporation (the “Company”) as of May 31, 2014, and the related statement of operations, changes in stockholders' deficit, and cash flows for the period from May 22, 2014 (Inception) to May 31, 2014. Our report dated August 25, 2014, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

November 11, 2014